UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number
000-12033
LM ERICSSON TELEPHONE COMPANY
(Translation of registrant’s name into English)
Torshamnsgatan 21, Kista
SE-164 83, Stockholm, Sweden
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Announcement of LM Ericsson Telephone Company, July 14, 2026 regarding “Ericsson reports second quarter results
2026”
Exhibits
Exhibit 99.1Announcement of LM Ericsson Telephone Company, July 14, 2026 regarding “Ericsson reports second quarter results 2026 ”
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TELEFONAKTIEBOLAGET LM ERICSSON (publ)
By: /s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer
Date: July 14, 2026